SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:	Cantor Select Portfolios Trust

ADDRESS:	110 E. 59th Street
New York, NY 10022

TELEPHONE NUMBER:	212.915.1722

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:	Corporation Services Company 251 Little Falls Drive Wilmington, Delaware 19808 New Castle County

CHECK APPROPRIATE BOX:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

[ X ]	Yes	[ ]	No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Phoenix and State of Arizona on this 30th day of December, 2021.

CANTOR SELECT PORTFOLIOS TRUST

/s/Terrence O. Davis
	By:	Terrence O. Davis
ATTEST: /s/Christina Morales	Title:	Initial Trustee
Name: Christina Morales
Title: Notary